AB
3/20

[redacted]

12010174

CM

SEC Mail Processing Section
FEB 28 2012
Washington, DC
122

SECURIT

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49806

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dougall & Associates, Inc.

OFFICIAL USE ONLY
364116414
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 South LaSalle Street, CHX Floor
(No. and Street)

Chicago, Illinois 60605
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Scott Freyn (312) 427-5326
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Zamorski, Charles Joseph
(Name – *if individual, state last, first, middle name*)

166 West Washington, #640
Chicago, Illinois 60602
(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2012
02 REGISTRATIONS BRANCH

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

****Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)***

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

8
3-8

OATH OR AFFIRMATION

I, Scott Freyn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dougall & Associates, Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

"OFFICIAL SEAL"
Charles Zamorski
Notary Public, State of Illinois
Commission Expires 4/13/2012

Notary Public

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

Dougall & Associates, Inc.

Financial Statements and Supplementary Schedules Pursuant to SEC Rule 17a-5(e)(3)

December 31, 2011

PUBLIC INSPECTION COPY

Charles Zamorski, CPA
Chicago, Illinois

Financial Statements

<u>DOUGALL & ASSOCIATES, INC.</u>

STATEMENT OF FINANCIAL CONDITION

as of December 31, 2011

AVAILABLE FOR PUBLIC INSPECTION

CHARLES ZAMORSKI, CPA
CHICAGO, ILLINOIS

Independent Auditor's Report

Board of Directors and Stockholders
Dougall & Associates, Inc.

I have audited the accompanying balance sheet of Dougall & Associates, Inc. (the Company) as of December 31, 2011. This financial statement is the responsibility of the Company's management. My responsibility is to express an opinion on this financial statement based on my audit.

I conducted the audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Dougall & Associates, Inc. as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

CPA
Charles Zamorski, CPA

February 27, 2012

EXHIBIT A

DOUGALL & ASSOCIATES, INC.

Statement of Financial Condition
December 31, 2011

ASSETS

Cash in Banks	$	413,263
Receivable from brokers and dealers less allowance for doubtful accounts of $32,000		694,082
Exchange Deposits		10,065
CHX Holdings Stock		8,000
Total Assets	$	1,125,410

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:				
Accounts payable and accrued expenses			$	120,000
Total Liabilities			$	120,000
Stockholders' equity				
Common stock	$	1,000		
Retained earnings		1,004,410		
Total Stockholders' Equity				1,005,410
Total Liabilities and Stockholders' Equity			$	1,125,410